(Company Letterhead)



June 1, 2010



VIA FEDEX AND FAX (703) 813-6985
________________________________

Ms. Lynn Dicker
Reviewing Accountant
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549

Re:  	Scientific Industries, Inc.
	Form 10-K for the fiscal year ended June 30, 2009
	Filed September 24, 2009
      Forms 10-Q for the quarterly periods ended September 30, 2009, December 31, 2009 and March 31, 2010
	File No. 000-06658

Dear Ms. Dicker:

Scientific Industries, Inc. (the "Company") has received and reviewed the comments set forth in your May 24, 2010 letter to the Company, and the following is our response to the comments contained in your letter.

To facilitate your review, the comments from your letter are repeated in bold italics, and the Company's responses to each comment are set forth in standard font.

Forms 10-Q for the quarterly periods ended September 30, 2009, December 31, 2009 and March 31, 2010.

Exhibit 31.1

1.	We note that you have omitted the language "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" from the introduction of paragraph 4 of your certifications and have also have omitted paragraph 4(b) from your certifications.
The required certifications must be in the exact form prescribed. Please amend your September 30, 2009, December 31, 2009 and March 31, 2010 Forms 10-Q to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

RESPONSE:

We will amend the Forms 10-Q for the quarterly periods ended September 30, 2009, December 31, 2009 and March 31, 2010 to reflect the change in the language of the certification in Exhibit 31.1



The Company hereby acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further information, please do not hesitate to contact us.

Sincerely,

/s/Helena R. Santos
_________________________________
Helena R. Santos
Principal Executive and Financial Officer